December 21, 2007

Principal Life Insurance Company
711 High Street
Des Moines, IA 50392
Attn: Sara Wiener

Dear Ms. Wiener:

The following constitutes a letter of understanding (the "Agreement") whereby OppenheimerFunds, Inc. ("OFI') intends to compensate Principal Life Insurance Company (''Principal") for providing administrative support services to contract owners of any Principal variable annuity and variable life insurance products ("Principal Products") with contract values allocated to investment options investing in shares of Oppenheimer Variable Account Funds ("OVAF''}, a series investment company dedicated to insurance company separate accounts for which OFI acts as investment manager. Such services are described in Schedule A hereto, which is made a part of the Agreement. This Agreement may be cancelled by any party upon ten days written notice: (1} if the participation agreement for Principal Products between OFI, Principal and OVAF is terminated; (2} if either party is subject to a change of control; or (3) if it is not permissible to continue this Agreement under laws, rules or regulations applicable to OVAF, OFI or Principal. Either party may also cancel this Agreement upon three months' written notice.

The payment of the amount set forth in Appendix C hereto to Principal shall be in return for Principal's performance of the Services in accordance with this Agreement, and is not intended to, and shall not, constitute payment in any manner for the provision of investment advisory, distribution-related or marketing services by Principal.

Other terms and conditions:

A. Except to the extent that counsel to Principal, OFI or OVAF may deem it necessary or advisable to disclose in their respective prospectuses or elsewhere, the terms of this Agreement will be held confidential by each party. The party making such disclosure shall provide advance written notification, including particulars, to the other party that it is making such disclosure.

B. Except as stated in the Participation Agreement (the "Participation Agreement") entered into by Principal, OFI and OVAF as of December 21, 2007, no other fees, sales meeting costs or other expenses will be required of OFI (or any subsidiary or division) or OVAF in connection with the Principal Products.

C. OFI will be responsible for calculating the fee payable hereunder.

D. Each party shall provide each other party or its designated agent reasonable access to its records to permit it to audit or review the accuracy of the charges submitted for payment under this Agreement.

E. OFI may transfer or assign its rights, duties and obligations hereunder or interest herein to any entity owned, directly or indirectly, by Oppenheimer Acquisition Corp. (OFI's ultimate parent corporation) or to a successor in interest pursuant to a merger, reorganization, stock sale, asset sale or other transaction, without Principal's consent.

F. Should any term of this Agreement conflict with the terms of the Participation Agreement, then the Participation Agreement shall control.

If this Agreement meets with your approval, please have the enclosed duplicate copy of this letter signed on behalf of Principal, and return it to my attention.

Sincerely,

/s/ Christina J. Loftus

Christina J. Loftus
Vice President
OppenheimerFunds, Inc.

Agreed to and accepted on behalf of
PRINCIPAL LIFE INSURANCE COMPANY

By: /s/ Sara Wiener
Title: Director – Product Management

Schedule A
(Administrative Support Services to be Provided by Principal) Maintenance of Books and Records
Assist as necessary to maintain book entry records on behalf of the Funds regarding issuance to, transfer within (via net purchase orders) and redemption by the Accounts of
Fund shares.
Maintain general ledgers regarding the Accounts' holdings of Fund shares, coordinate and reconcile information, and coordinate maintenance of ledgers by other contract owner service providers.

Communication with the Funds
Serve as the designee of the Funds for receipt of purchase and redemption orders from the
Account and transmit such orders, and payment therefor, to the Funds. Coordinate with the Funds' agents respecting daily valuation of the Funds' shares and the Accounts' units. Purchase Orders

•	Determine net amount available for investment in the Funds.

•	Deposit receipts at the Funds or the Funds' custodian (generally by wire transfer).

•	Determine net amount required for redemption from the Funds. Notify the custodian and Funds of cash required to meet payments.
Purchase and redeem shares of the Funds on behalf of the Accounts at the then current price in accordance with the terms of the Participation Agreement.
Distribute the Fund's prospectus, proxy materials, communications and reports to
Contract owners.

Processing Distributions from the Funds
Record ordinary dividends and capital gain distributions.

Reports
Periodic information reporting to the Funds, including, but not limited to, furnishing registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, and any other SEC filings with respect to the Accounts invested in the Funds, as not otherwise provided for.

Periodic information reporting about the Funds to Contract owners, including any necessary delivery of the Funds' prospectus and annual and semi-annual reports to contract owners, as not otherwise provided for. Provide sales data in a format mutually agreed upon. This data will only be used to support the activities of Principal products.

Fund-related Contract Owner Services
Provide ministerial information with respect to Fund inquiries (but excluding fund allocation recommendations, performance projections or any other sales-related information or advice).
Oversee and assist the solicitation, counting and voting of contract owner voting interests in the Funds pursuant to Fund proxy statements.

Other Administrative Support
Provide other administrative and support for the Funds as mutually agreed upon by Principal and the Funds or the Fund Administrator.
Relieve the Funds of other usual or incidental administrative services provided to individual contract owners.

Schedule B
(Principal Assets and Principal-Administered Assets Upon Which Payments
to Principal will be Computed)

Separate Accounts	Products

Principal Life Insurance Company Variable Life Separate Account	Executive VUL Executive VUL II Benefit VUL Benefit VUL II VUL Income II

Schedule C

OFI shall pay Principal on Principal assets invested in shares of the Funds that are attributable to variable life or variable annuity products listed on Schedule B as follows:

•    0.10% per annum on Principal assets between $0-250 million
•    0.15% per annum on Principal assets between $250-500 million

Such payments will be subject to a limit of one-third of the average management fee paid by such Fund to OFI during the prior quarter, at a fee computed on the last business day of each month during the quarter.

Payments made to COMPANY under this Agreement will be made by federal funds wire to:

Bank:    Wells Fargo
Account Name:    Princor Financial Services
Account Number: 000070906
ABA#: 121000248

Reference:    Attention: Princor Financial Services
Notification of wire transfers shall be provided by e-mail or fax to:
Brooke Campbell
Separate Account Accounting
Email: Campbell.brooke@principal.com
Phone:(515) 235-5674

or to such other person, address, facsimile numbers or accounts as Principal may subsequently direct in writing.

Payment under this Schedule C will be made to Principal quarterly during the term this Agreement is in effect, no later than sixty (60) days following the end of the quarter starting with the quarter ending June 30, 2008. Payments shall be computed and paid as set forth above.

Principal shall notify OFI in writing within thirty (30) calendar days following the receipt of a quarterly payment if Principal is disputing the amount in good faith. If Principal does not provide such notice of dispute within the required time, the payment amount will be deemed correct and accepted by Principal.

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